Exhibit 1
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8 March 2007


                                  ANNOUNCEMENT

                              WPP GROUP PLC ("WPP")
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WPP was notified on 8 March 2007 of the following shares vested, pursuant to the terms of the WPP 2004 to 2006 Performance Share Plans.

On 6 March 2007, 97,914 ordinary shares vested for Sir Martin Sorrell. Sir Martin is retaining all of these shares. At today's date Sir Martin and his family interests are interested in or have rights in 13,742,315 shares representing 1.111% of the issued share capital of WPP.

On 6 March 2007, 52,454 ordinary shares vested for Mr Paul Richardson. Mr Richardson sold 26,280 shares at (pound)7.407 per share to settle tax and other liabilities. At today's date Mr Richardson has interests in 214,350 shares representing 0.017% of the issued share capital of WPP.

On 6 March 2007, 3,788 ordinary shares vested for Mr Mark Read. Mr Read sold 1,557 shares at (pound)7.407 per share to settle tax and other liabilities. Mr Read has interests in 25,301 ordinary shares representing 0.002% of the issued share capital of WPP.

END